STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Intermediate Term Fund
September 30, 2006 (Unaudited)

Bonds and Notes--82.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Home Equity Loans--3.2%				
Small Business Administration,				
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	6,458,023	**6,285,933**
U.S. Government Agencies--14.7%				
Federal Agricultural Mortgage				
Corporation, Notes	6.87	8/10/09	225,000	236,399
Federal Farm Credit Bank,				
Bonds	4.70	12/10/14	300,000	294,761
Federal Farm Credit Bank,				
Bonds	4.85	10/25/12	300,000	298,811
Federal Farm Credit Bank,				
Bonds	5.35	6/16/14	285,000	292,091
Federal Home Loan Bank System,				
Bonds, Ser. 455	3.00	4/15/09	6,950,000	6,646,014
Federal Home Loan Bank System,				
Bonds, Ser. 363	4.50	11/15/12	200,000	195,532
Federal Home Loan Bank System,				
Bonds, Ser. SY08	5.63	2/15/08	495,000	498,908
Federal Home Loan Bank System,				
Bonds, Ser. DX09	5.95	3/16/09	240,000	244,993
Federal Home Loan Mortgage Corp.,				
Notes, Ser. 1	5.00	10/18/10	8,740,000	8,673,593
Federal Home Loan Mortgage Corp.,				
Notes	5.63	3/15/11	400,000	411,720
Federal Home Loan Mortgage Corp.,				
Notes	5.75	3/15/09	250,000	254,688
Federal National Mortgage				
Association, Notes	4.75	8/25/08	5,275,000	5,255,039
Federal National Mortgage				
Association, Notes	5.80	2/9/26	3,400,000	3,406,035
Federal National Mortgage				
Association, Notes	6.63	10/15/07	300,000	304,544
Federal National Mortgage				
Association, Notes	7.13	6/15/10	250,000	268,822
Student Loan Marketing				
Association, Notes	7.35	8/1/10	100,000	108,326
Tennessee Valley Authority,				
Notes, Ser. C	4.75	8/1/13	500,000	493,837
Tennessee Valley Authority,				
Bonds, Ser. G	5.38	11/13/08	200,000	201,695
Tennessee Valley Authority,				
Bonds	7.13	5/1/30	350,000	444,231
				28,530,039
U.S. Government Agencies/Mortgage-Backed--1.1%				
Federal Home Loan Mortgage Corp.;				
7.50%, 11/1/29			10,698	11,123
Federal National Mortgage Association:				
6.50%, 10/1/31			17,288	17,682
7.00%, 3/1/12			55,492	57,089
Government National Mortgage Association I:				
6.00%, 1/15/33			115,237	116,819

6.50%, 5/15/26	69,642	71,601
Ser. 2006-6, Cl. A 4.05%,		
10/16/23	543,375	531,571
Ser. 2006-9, Cl. A 4.20%,		
8/16/26	1,147,211	1,120,038
Small Business Administration;		
Gov't Gtd. Notes, Ser. 10-A		
6.64%, 2/10/11	108,513	112,784
		2,038,707
U.S. Treasury Bonds--.1%		
6.25%, 8/15/23	200,000 a	**232,265**
U.S. Treasury Inflation Protected Securities--1.3%		
2.00%, 1/15/16	1,896,620 b	1,853,364
3.38%, 1/15/12	257,839 b	271,499
3.50%, 1/15/11	467,648 b	489,904
		2,614,767
U.S. Treasury Notes--62.5%		
2.88%, 11/30/06	20,800,000 a	20,736,643
3.50%, 8/15/09	20,790,000 a	20,180,936
3.50%, 11/15/09	1,375,000 a	1,331,549
3.50%, 2/15/10	4,280,000 a	4,134,382
3.63%, 4/30/07	27,290,000 a	27,083,196
4.25%, 8/15/13	250,000 a	244,805
4.25%, 8/15/15	300,000 a	291,926
4.50%, 2/28/11	8,000,000 a	7,972,504
4.50%, 9/30/11	10,885,000 c	10,846,739
4.50%, 2/15/16	275,000 a	272,325
4.75%, 5/15/14	12,680,000 a	12,791,457
4.88%, 8/15/16	10,370,000 c	10,569,301
5.00%, 2/15/11	200,000 a	203,602
5.00%, 8/15/11	200,000 a	203,914
5.13%, 6/30/08	3,595,000 a	3,619,155
5.63%, 5/15/08	200,000 a	202,789
6.25%, 2/15/07	500,000	502,265
		121,187,488
Total Bonds and Notes		
(cost $161,081,717)		**160,889,199**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Put Options		
3-Month Capped USD Libor-BBA		
Interest Rate, June 2007 @ 5.75		
(cost $35,640)	36,000,000	**2,463**

Short-Term Investments--27.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.79%, 12/21/06	40,000,000	39,577,600
4.85%, 12/7/06	350,000 d	346,973
4.90%, 10/12/06	12,500,000	12,485,000
Total Short-Term Investments		
(cost $52,396,549)		**52,409,573**

Other Investment--.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		

Plus Money Market Fund (cost $1,089,000)		1,089,000 e	**1,089,000**

Investment of Cash Collateral
  for Securities Loaned--43.0%

Registered Investment Company;
Dreyfus Institutional Cash
  Advantage Fund
    (cost $83,396,938)

	83,396,938 e	**83,396,938**

Total Investments (cost $297,999,844)	**153.5%**	**297,787,173**
Liabilities, Less Cash and Receivables	**(53.5%)**	**(103,807,326)**
Net Assets	**100.0%**	**193,979,847**

a   All or a portion of these securities are on loan. At September 30, 2006, the total market value of the fund's
    securities on loan is $81,079,029 and the total market value of the collateral held by the fund is $83,396,938.

b   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

c   Purchased on a delayed delivery basis.

d   All or partially held by a broker as collateral for open financial futures positions.

e   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 9/30/2006 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	696	73,438,875	December 2006	482,256
Financial Futures Short				
U.S. Treasury 2 Year Notes	287	(58,691,500)	December 2006	(183,859)
				298,397

See notes to financial statements.